UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

MATTRESS FIRM HOLDING CORP.

(Name of Subject Company)

MATTRESS FIRM HOLDING CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W106

(CUSIP Number of Common Stock)

Kindel L. Elam

General Counsel and Secretary

Mattress Firm Holding Corp.

5815 Gulf Freeway

Houston, Texas 77023

(713) 923-1090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Christopher D. Comeau

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 further amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Mattress Firm Holding Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 16, 2016, as amended by Amendment No. 1 filed on August 25, 2016, relating to the tender offer by Stripes Acquisition Corp. (“Offeror”), a Delaware corporation and a direct wholly-owned subsidiary of Stripes US Holding, Inc., a Delaware corporation (“HoldCo”) and a direct wholly-owned subsidiary of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) (“Parent”), to purchase all of the outstanding Shares at a purchase price of $64.00 per Share, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2016,and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO filed by Offeror, HoldCo and Parent with the SEC on August 16, 2016.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.   Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following information as the third paragraph under the heading Regulatory Approvals—Antitrust in the United States on page 49 of the Statement:

“On August 26, 2016, the FTC granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the Offer.  Accordingly, the condition to the offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 9.   Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(5)(E)	Press Release issued by Mattress Firm Holding Corp., dated August 29, 2016.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2016	MATTRESS FIRM HOLDING CORP.

	By:	/s/ Alexander S. Weiss
	Name:	Alexander S. Weiss
	Title:	Chief Financial Officer

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